Descartes Acquires Oceanwide Logistics Business

Acquisition adds more than 700 members to the Descartes Global Logistics Network and extends Descartes’ Customs Compliance solutions

WATERLOO, Ontario – February 5, 2008 - Descartes Systems Group, a global on-demand software-as-a-service (SaaS) logistics solutions provider, has acquired the logistics business of privately-held Oceanwide Inc. in an all-cash transaction.

Oceanwide’s logistics business is focused on a web-based, hosted SaaS model that is ideal for customs brokers and freight forwarders who choose to outsource rather than procure or manage traditional enterprise applications behind their own firewalls. Oceanwide’s logistics business provides:

•

Customs filing solutions, including new 10+2 compliant advanced manifest solutions, that enable importers, customs brokers, freight forwarders and carriers to comply with existing and emerging customs regulations;

•	Automated customs broker interface (ABI) solutions that enable customs brokers and self-filing importers to collect, audit, and manage critical import information;
•	Trade compliance solutions that enable shippers to audit the declarations made with customs authorities; and
•

Logistics management software that helps small- and medium-sized freight forwarders manage the international freight forwarding processes, including purchase order management, supply chain inventory management, event management and warehouse management.

The combination of Oceanwide’s logistics business and Descartes' Global Logistics Network (GLN) creates a powerful service offering for customers and adds an important community of customs brokers to the GLN. With Oceanwide bringing more than 700 participants to the GLN, including a broad community of customs brokers, the combination strengthens Descartes’ position as a global leader in on-demand logistics management and customs filing solutions.

“With leading compliance solutions tied to a powerful global logistics network, our customers can benefit from unparalleled operational efficiency and access to data in real time,” said Jonathan Wasserman, former chief operating officer of Oceanwide and now Senior Vice President, Compliance Solutions at Descartes. “This new combined offering presents an advantage in the market striving to improve its services to customers and leverage the power of data.”

"Our focus is to bring together importers, exporters, customs brokers, transportation carriers, logistics intermediaries and regulatory and customs agencies around the world to become more efficient and effective by delivering standardized logistics processes through a network that connects all of the parties," said Art Mesher, Descartes' CEO. "Oceanwide’s logistics business is a

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |

|	info@descartes.com	| www.descartes.com	|	TSX:DSG	|	NASDAQ:DSGX | Helping Customers Deliver	|

key addition to our Global Logistics Network and solution set, providing a valuable platform for logistics participants to collaborate with an ecosystem of trading partners.”

The acquired logistics business employs approximately 45 people at offices in Montreal, Quebec and Miami, Florida. Descartes acquired all of Oceanwide’s U.S. operations and certain Canadian assets and liabilities related to the logistics business. To complete the acquisition, net of working capital received, Descartes paid approximately CDN $10.4 million (approximately US $8.4 million) and incurred certain transaction expenses. In addition, Descartes granted an option to purchase 40,000 Descartes common shares with an exercise price of CDN $3.44 to Jonathan Wasserman, former chief operating officer of Oceanwide and now Senior Vice President, Compliance Solutions at Descartes, which option, subject to the terms of the grant agreement, vests in equal annual instalments over a period of five years from the date of the grant and expires seven years from the date of the grant.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), a leading provider of software-as-a-service (SaaS) logistics solutions, is delivering results across the globe today for organizations that operate logistics-intensive businesses. Descartes’ logistics management solutions combine a multi-modal network, the Descartes Global Logistics Network, with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. These solutions and services help Descartes’ customers reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven and improve pick up and delivery reliability. Our hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has more than 300 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Minneapolis, Miami, Ottawa, Montreal, Washington DC, Derby, London, Brussels, Stockholm and Shanghai. For more information, visit www.descartes.com.

About Oceanwide

Oceanwide is a leading provider of enterprise software for the global marine insurance industry. Founded in 1996, the company employs insurance and IT specialists in its offices in Montreal, Antwerp and Hong Kong. Oceanwide provides on-demand, internet-based solutions that are designed for the unique requirements of the marine insurance community. With many of the largest global brokers and insurer’s underwriters as customers, Oceanwide continues to expand the functionality of its system to drive additional process improvements and expand its global presence.

— ### —

For more information contact:

Nicole German

Descartes Systems Group

1-416-741-2838 ext. 298

ngerman@descartes.com

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |

|	info@descartes.com	| www.descartes.com	|	TSX:DSG	|	NASDAQ:DSGX | Helping Customers Deliver	|

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; the impact of acquisitions on Descartes’ business and solution sets and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to integrate Oceanwide into Descartes’ existing business, Descartes’ ability to retain key customers and employees as part of the integration, changes in regulations driving customer use of Oceanwide’s products and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |

|	info@descartes.com	| www.descartes.com	|	TSX:DSG	|	NASDAQ:DSGX | Helping Customers Deliver	|